UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

For the fiscal year ended	December 31, 2011

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from	to

Commission file number	1-14946

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan
929 Gessner Rd.
Suite 1900
Houston, Texas 77024

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V.
Avenida Ricardo Margáin Zozaya #325
Colonia Valle del Campestre
Garza García, Nuevo León
México 66265

CEMEX, INC. SAVINGS PLAN

Financial Statements and
Supplemental Schedule

December 31, 2011 and 2010
(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

Table of Contents
 Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits –
December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits -
Year Ended December 31, 2011	3

Notes to Financial Statements	4-11

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year) - December 31, 2011	12

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible

Schedule G, Part III - Nonexempt Transactions

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)

Schedule H, Line 4(j) - Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MFR, P.C.

June 19, 2012

CEMEX, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

Assets	2011	2010

Investments, at fair value:
Mutual funds	$273,696,932	298,605,117
Common collective trust funds	202,356,908	218,953,988
Employer stock	19,360,299	36,262,139
Cash equivalents	276,530	104,319

Total investments, at fair value	495,690,669	553,925,563

Receivables:
Notes receivable from Plan participants	29,614,794	31,319,877
Employee contributions receivable	588,156	594,417
Employer contributions receivable	233,960	232,742
Investment trades and other receivables	536,586	770,511

Total assets	526,664,165	586,843,110

Liabilities

Excess contribution refunds	256,946	72,410
Investment trades and other payables	93,257	32,540

Total liabilities	350,203	104,950

Net assets available for benefits at fair value	526,313,962	586,738,160

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,742,867)	(3,623,824)

Net assets available for benefits	$522,571,095	583,114,336

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions to net assets:
Contributions:
Participant contributions	$22,540,367
Employer contributions	9,011,598

Total contributions	31,551,965

Investment income:
Net depreciation in fair value of investments	(25,052,024)
Dividends and interest	8,206,191

Total investment income	(16,845,833)

Interest on notes receivable from Plan participants	1,733,901

Total additions to net assets	16,440,033

Deductions from net assets:
Benefits paid to participants	75,931,095
Excess contribution refunds	256,946
Administrative fees and expenses	795,233

Total deductions from net assets	76,983,274

Net decrease in net assets available for benefits	(60,543,241)

Net assets available for benefits:
Beginning of year	583,114,336

End of year	$522,571,095

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements
December 31, 2011 and 2010

1.	Plan Description

General

The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies.  Effective January 1, 2001, CEMEX, Inc. (the Sponsor) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan’s name to CEMEX, Inc. Savings Plan (the Plan).  The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective October 1, 2010, the Sponsor entered into a Trust Agreement (the Agreement) with Fidelity Management Trust Company (the Trustee).  In connection therewith, assets of approximately $556,707,000 were transferred to the Trustee from Charles Schwab Trust Company.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2011, unless otherwise noted.  The capitalized words and phrases used in the following subsections of this note shall have the meanings as set forth in the Plan Agreement.  Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

Eligibility

Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies (collectively, Employer) that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar month following the Employee’s date of hire.  All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan.  Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company of CEMEX, S.A.B. de C.V., shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan.  The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan.  Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

Effective January 1, 2010, except as otherwise noted, the Plan was amended so that each new Employee will be automatically enrolled in the Plan at a salary deferral rate of 5% following ninety days of service.  Prior to new participants’ initial salary deferrals, participants will have the option to opt out of the Plan or to increase their salary deferral rate.

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis, subject to IRC limitations.  Participants who are or will attain age 50 years old or older before the close of the Plan’s year are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants direct the investment of their participant contributions into various investment options offered by the Plan.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The Employer will make matching contributions equal to 60% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 5% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.  The matching contributions will be invested in accordance with the participant’s existing investment elections.

Participant accounts

Separate accounts are maintained for each participant.  Participant accounts are credited with the participant's contribution and allocations of the Employer’s contributions and Plan earnings.  Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement.  Each participant is entitled to the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon.  Vesting in the Employer’s matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement.  The maximum years of Active Service required for 100% vesting is five years.

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement.  If any amount remains after that allocation, it may be used to reduce Employer contributions or pay expenses of administering the Plan.  At December 31, 2011 and 2010, forfeited non-vested accounts totaled $695,289 and $808,353, respectively.  During fiscal year 2011, Employer contributions were reduced by $206,537 from forfeited non-vested accounts.

Benefit payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59½ , or by incurring a death, disability or financial hardship, as defined in the Plan Agreement.  Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.  Participants may elect that their portion of account balances invested in full shares of CEMEX, S.A.B de C.V. American Depository Shares (CEMEX stock) be distributed in-kind.

Unless timely election is made, participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Notes receivable from participants

A participant may obtain a loan from his or her separate account balance.  Each loan is evidenced by a promissory note and may not be less than $1,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator.  Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.  Repayment terms may be up to ten years if the loan is taken for the purchase of a primary residence.  A participant may only have two loans outstanding at the same time.

Plan termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their Employer contributions account.  Participant contributions are always 100% vested.

2.	Significant Accounting Policies

Basis of accounting and use of estimates

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results could differ from those estimates.

As required, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value for the INVESCO Stable Value Fund.  The statement of changes in net assets available for benefits is presented on a contract value basis.

New accounting pronouncements

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures.  The guidance requires disclosures about transfer into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided.  The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010.  The Plan’s disclosures reflect the adoption of this guidance.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

In May 2011, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures.  The guidance requires disclosures about the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  It also clarifies the existing fair value disclosures regarding measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  Furthermore, the guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

Fair value measurements
FASB ASC 820 provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability; and
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds and money market funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds:  Valued at the fair value of the underlying securities

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity	$79,300,394			79,300,394
Fixed income	61,465,293			61,465,293
Target date funds	59,974,811			59,974,811
International equity	34,508,542			34,508,542
Small/mid cap equity	25,674,400			25,674,400
Real estate	12,773,492			12,773,492
Total mutual funds	273,696,932	-	-	273,696,932
Common collective trust funds:
Fixed income		127,768,711		127,768,711
Large cap equity		51,757,219		51,757,219
International equity		22,830,978		22,830,978
Total common collective trust funds	-	202,356,908	-	202,356,908
Employer stock	19,360,299			19,360,299
Money market funds	275,387	1,143		276,530
Total assets at fair value	$293,332,618	202,358,051		495,690,669

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap equity	$86,902,067			86,902,067
Fixed income	65,736,998			65,736,998
Target date funds	58,778,245			58,778,245
International equity	44,620,320			44,620,320
Small/mid cap equity	30,469,676			30,469,676
Real estate	12,097,811			12,097,811
Total mutual funds	298,605,117	-	-	298,605,117
Common collective trust funds:
Fixed income		134,442,140		134,442,140
Large cap equity		56,972,263		56,972,263
International equity		27,539,585		27,539,585
Total common collective trust funds		218,953,988	-	218,953,988
Employer stock	36,262,139			36,262,139
Money market funds	103,240	1,079		104,319
Total assets at fair value	334,970,496	218,955,067		553,925,563

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds and money market funds are valued at the closing net asset value of shares held at year-end.  Investments in common stock are valued at fair value based on quoted market prices as of the date of the financial statements.  The investment in the collective trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit payments

Benefits are recorded when paid.

Administrative expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions.  Loan fees are paid by the borrowing participant.  Legal, accounting and certain administrative costs of the Plan are paid by the Employer.

3.	Federal Income Tax Status

The Plan obtained its latest determination letter on April 13, 2009 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

4.	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2011	2010
INVESCO Stable Value Fund	$120,393,239	126,629,670
PIMCO Total Return Fund	61,465,293	65,736,998
State Street S&P 500 Index Fund	51,757,219	56,972,263
Washington Mutual Investors Fund	47,404,598	49,215,277
Growth Fund of America	31,895,796	37,686,790
CEMEX stock	*	36,262,139

* Investment does not meet threshold for disclosure.

The following table presents the net appreciation (depreciation) of Plan investments for the year ended December 31, 2011 by investment type:

Mutual funds	$(11,540,743)
Common collective trust funds	2,597,416
Employer stock	(16,108,697)
Total net depreciation of investments	$(25,052,024)

5.	Risks and Uncertainties

The Plan provides for investment in a various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$522,571,095	583,114,336
Benefits payable	(34,540)	(19,015)
Adjustment to contract value	3,742,867	3,623,824
Net assets available for benefits per the Form 5500	$526,279,422	586,719,145

CEMEX, INC. SAVINGS PLAN

Notes to Financial Statements, Continued

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Net decrease in net assets available for
benefits per the financial statements	$(60,543,241)
Less: Benefits payable at December 31, 2011	(34,540)
Add: Benefits payable at December 31, 2010	19,015
Less: Adjustment to contract value, December 31, 2011	3,742,867
Add: Adjustment to contract value, December 31, 2010	(3,623,824)
Net decrease in net assets available for
benefits per the Form 5500	$(60,439,723)

The following is a reconciliation of benefits paid to participants per the 2011 financial statements to the Form 5500:

Benefits paid to participants per the
financial statements	$75,931,095
Add: Benefits payable at December 31, 2011	34,540
Less: Benefits payable at December 31, 2010	(19,015)
Benefits paid to participants per the Form 5500	$75,946,620

7.	Party-in-Interest Transactions

Certain Plan investments are American Depository Shares representing common stock of CEMEX, S.A.B. de C.V.  The Plan’s transactions involving the CEMEX stock qualify as party-in-interest transactions.  However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

8.	Subsequent Events

Effective January 1, 2012, Ready Mix, USA, LLC became an adopting employer of the Plan. In connection therewith, assets of approximately $24,875,000 were transferred to the Plan on January 6, 2012.

Subsequent events have been evaluated through June 19, 2012, which is the date the financial statements were issued.

Supplemental Schedule H, Line 4(i)
Plan Sponsor No. 72-0296500
Plan No. 001

CEMEX, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor,	Description of investment including maturity date,		Current
	or similar party	rate of interest, collateral, par or maturity value	Cost	value

	Invesco National Trust Company	INVESCO Stable Value Fund; 65,974,246 shares	**	$120,393,239
	PIMCO	PIMCO Total Return Fund; 5,654,581 shares	**	61,465,293
	State Street Global Advisors	SSgA S&P 500 Index Fund; 2,098,152 shares	**	51,757,219
	American Funds	Washington Mutual Investors Fund R4; 1,675,074 shares	**	47,404,598
	American Funds	Growth Fund of America R4; 1,118,366 shares	**	31,895,796
*	CEMEX, S.A.B de C.V.	American Depository Shares; 3,591,892 shares	**	19,360,299
	American Funds	EuroPacific Growth Fund R4; 534,472 shares	**	18,466,000
	Franklin Templeton Investments	Franklin Balance Sheet Fund; 388,144 shares	**	15,087,138
	State Street Global Advisors	SSgA Russell 2000 Index Fund; 549,029 shares	**	14,558,042
	American Century Investments	American Century Real Estate Fund; 632,038 shares	**	12,773,492
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund; 729,797 shares	**	11,611,076
	Franklin Templeton Investments	Franklin Small Mid-Cap Growth Fund; 313,233 shares	**	10,587,262
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund; 852,641 shares	**	9,873,586
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund; 842,503 shares	**	9,756,185
	Lazard Asset Management LLC	Lazard Emerging Markets Equity Institutional Fund; 493,354 shares	**	8,288,343
	State Street Global Advisors	SSgA Daily EAFE Index Fund; 548,458 shares	**	8,272,936
	MFS Fund Distributors, Inc.	MFS International New Discovery Fund R4; 399,289 shares	**	7,754,199
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund; 457,362 shares	**	7,564,760
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund; 497,995 shares	**	5,806,626
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund; 265,940 shares	**	4,406,620
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund; 254,325 shares	**	3,819,968
	State Street Global Advisors	SSgA Bond Market Index Fund; 237,254 shares	**	3,632,605
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund; 311,291 shares	**	3,433,544
	T. Rowe Price	T. Rowe Price Retirement Income Fund; 199,737 shares	**	2,586,596
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund; 36,165 shares	**	404,325
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund; 39,040 shares	**	361,123
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund; 38,337 shares	**	350,402
	Vanguard	Prime Money Market Fund; 275,387 shares	**	275,387
*	Notes receivable from participants	4.25% to 9.75%; 1-10 year term; payable monthly	**	29,614,794

		Non-participant Directed Investment

*	Fidelity	Fidelity Cash Reserves Money Market Fund; 1,143 shares	$1,143	1,143

				$521,562,596

*	Party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Frank E. Angelle
Name: Frank E. Angelle
Title: Executive Vice President, Human Resources and Communications and Chairman of the Plan Committee

Date: June 19, 2012

EXHIBIT INDEX

Exhibit
No.	Description

1.
Consent of MFR, P.C. to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 19, 2012, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2011 and 2010.